EXHIBIT 99.1

BrainsWay Strengthens Senior Leadership Team with Appointment of Christopher Boyer as Vice President of Global Marketing

PATTERSON, N.J., May 20, 2020 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in the advanced non-invasive treatment of brain disorders, today announced the appointment of Christopher Boyer as Vice President of Global Marketing.  Mr. Boyer will be responsible for worldwide marketing activities with a focus on expanding BrainsWay’s market share, leading the corporate go-to-market strategy, and overseeing the continued development of the BrainsWay brand.  He has more than 15 years of medical device marketing and business development experience in both privately-held and multi-billion dollar publicly-held medical device companies.

“Chris is a seasoned marketing executive in the medical device industry, and we are pleased to welcome him to our senior leadership team,” said Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay.  “Chris has extensive experience leading and growing commercial organizations.  We look forward to leveraging his significant experience as we seek to continue growing the demand for our Deep Transcranial Magnetic Stimulation (Deep TMS) system in major depressive disorder (MDD) and obsessive-compulsive disorder (OCD).”

“I am excited for the opportunity to lead the marketing efforts for this emerging company,” said Mr. Boyer.  “Deep TMS is a transformative technology with the potential to help a growing multitude of patients globally with significant unmet needs in a variety of mental health disorders, including MDD and OCD.  I look forward to working with the BrainsWay team to expand the awareness and adoption of this novel therapy.”

Most recently, Mr. Boyer served as Managing Director of Drake Partners LLC, a start-up private equity and management consulting firm, where he led commercial activities for many of the portfolio companies.  Prior to Drake Partners, he was Vice President at St. Jude Medical (now part of Abbott), where he managed the commercial integration of NeuroTherm, Inc.  He was formerly the Vice President, America Sales and Global Marketing for NeuroTherm, an international pain management company, where he transformed the sales and marketing organizations to accelerate revenue growth.  This effort contributed to the subsequent sale of the company to St. Jude Medical.  Earlier in his career, Mr. Boyer held marketing roles of increasing responsibility at Smith & Nephew and Stryker.  Prior to his medical device career, he was a field artillery captain in the United States Army and he received a Bronze Star Medal for his service.  Mr. Boyer holds a B.S. in Mathematical Sciences from the United States Military Academy at West Point.

About BrainsWay
BrainsWay is a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) technology for the treatment of major depressive disorder (MDD) and obsessive-compulsive disorder (OCD), for which BrainsWay received marketing authorization from the U.S. Food and Drug Administration (FDA) in 2013 (for MDD) and in August 2018 (for OCD). BrainsWay is currently conducting and planning clinical trials of Deep TMS in other psychiatric, neurological and addiction disorders.

Forward-Looking Statement
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Investor Contact:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com